VIROTEC
International Ltd
A.B.N. 81 004 801 398

PO Box 188
Sanctuary Cove
Queensland 4212
Phone 61 7 5530 8014
Fax 61 7 5530 8052
mail@virotec.com
www.virotec.com

02076215

11 September 2002

File No. -82-5090

U.S Securities Exchange Commission
Attn: Filing Desk
450 Fifth Street
Washington DC 20549
USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
SEP 20 2002
WASH. D.C. 180 SECTION

Dear Sir or Madam:

Re: Submission by Virotec International Ltd under Rule 12g3-2(b)

Please see attached ASX announcements made on the 10 September, 2002.

Yours faithfully

Angus Craig
Company Secretary

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

9/23

Fidelity Investments

January 15, 2002

Virotec International Limited
Level 11, Corporate Centre
Cnr Slayter & Bundall Road
Bundall, Qld 4217
Australia

FAX: 9-011-61-7-5577-7444

ATTN: Company Secretary

Dear Sir/Madam:

Enclosed herewith, please find one copy of Form 604, pursuant to Section 710 (3) of the Corporations Act 2001, Notice of Interest of Substantial Shareholder, reporting the interests in ***Virotec International Limited*** of certain entities owned or managed by Fidelity Management Research Company & Fidelity International Limited as disclosed more fully in the notice.

If you have any questions, please contact me by phone at 617-563-5507 or by FAX at 617-476-0363.

Kindest regards,

Julie Finocchio
Compliance Specialist

Enclosures

Fidelity Management
& Research Company

82 Devonshire Street E14B
Boston, MA 02109-3614

Phone: 617 563-7000

FORM 604

Subsection 710(3)

Corporations Law

CHANGE IN INTERESTS OF SUBSTANTIAL SHAREHOLDER UNDER SUBSECTION 710(1)

TO: Virotec International Limited

AND TO: Australian Stock Exchange Melbourne/Sydney Limited

1. Take notice that Fidelity International Limited of P.O. Box HM 670, Hamilton, HMCX, Bermuda, a substantial shareholder, gives notice of a change in relevant interests. Particulars relating to the relevant interests and changes including a change in relevant interests of an associate of the substantial shareholder are set out below.

A. Particulars of each relevant interest at the time at which the substantial shareholder was last required to give a substantial shareholding notice to the company.

(a) (i) Name and address of holder of relevant interest:

Name	Address
FMR Corp. FMR Co. FMTC	82 Devonshire Street Boston, MA 02109 U.S.A
FIL	PO Box 670 Hamilton, HMCX, Bermuda

(ii) Number and description of voting shares of each class of shares in the company in which relevant interest held:

Holder of Relevant Interest	Number and description of voting shares in which relevant interest held:	
FMR Co. FMTC	0	
FIL	13,707,800	Ordinary Shares

(iii)[1] Name and address of each person registered as holder of voting shares:

Registered holder of voting shares in which relevant interest held	**Address**
Funds Managed by FMR Co.	
	As above.
Funds Managed by FMTC	As above.
	As above.
Funds Managed by FIL	As above.
Fidelity Funds – European Smaller Company	As above.

(iv)[1] Name and address of each person entitled to become registered as holder of any of the voting shares and particulars of the shares in respect of which the person is entitled to become registered as holder:

Person entitled to become registered as holder of voting shares	**Address**	**Particulars of voting shares**
None.		

(b) The total number of voting shares of each class of shares in the company in which the substantial shareholder and his or her associates held relevant interests, being shares to which the substantial shareholder was entitled, was:

13,707,800 Ordinary Shares

(c) The numbers of voting shares of each class of shares in the company specified in accordance with paragraph (a) are the following percentages of the total number of voting shares of those classes:

FMR Co.	0%
FMTC	0%
FIL	8.42
Total	*8.42%*

(d) The reasons why a person named in paragraph (a) was considered an associate for the purposes of Division 2 of Part 1.2 are as follows:

FMR Co. is the adviser to the registered holders named in Section 1(c) and has power under its management agreements to dispose of the subject shares. Fidelity Management Trust Company ("FMTC") is a trust company organized under the laws of Massachusetts and is a wholly-owned subsidiary of FMR Corp. FIL is the adviser to the registered holders named in Section 1(c) above, each of which is an investment company organized under the laws of a jurisdiction other than the United States, and has power under its management agreements to dispose of the subject shares.

B. Particulars of each change in relevant interests since the time at which the substantial shareholder was last required to give a substantial shareholding notice to the company.

(a) Date of change in relevant interest:

September 5, 2002

(b) Whether the change was a change in the relevant interest of an associate of the substantial shareholder and, if so, the name and address of that associate:

Name

(a) Funds Managed by FMR Co.

(b) Funds Managed by FMTC

(c) Funds Managed by FIL
Fidelity Funds – European Smaller Company

(c) Particulars of the valuable consideration given in relation to the change, including nature of any part of the consideration that did not consist of money, are as follows:

Holder of relevant interest	Date of acquisition / dispostion	Number of voting shares of each class acquired	Consideration per share

Please See Attached Schedule A

(d)[2] Particulars of any contract, scheme, arrangement or other circumstances because of which the change in relevant interest(s) occurred as follows:

The persons named in Section A(a)(i) acquired a relevant interest in Virotec International shares through open-market sales. The relevant transactions were entered into in the ordinary course of business in accordance with the rules of the Australian Stock Exchange Limited and contain no terms or conditions other than the standard terms and conditions.

(e)[3] Particulars of any qualification of the power of a person to exercise, control the exercise of or influence the exercise of, the voting powers of those shares in which the relevant interest in which the change occurred is held, are as follows:

FMR Co. is the adviser to the registered holders named in Section 1(c) and has power under its management agreements to dispose of the subject shares. FIL is the adviser to the registered holders named in Section 1(c) above, each of which is an investment company organized under the laws of a jurisdiction other than the United States, and has power under its management agreements to dispose of the subject shares.

FMR Co. is a wholly-owned subsidiary of FMR Corp., a Massachusetts corporation. Edward C. Johnson 3d is chairman of FMR Corp. and owns in excess of 10% of the voting stock of FMR Corp. and may thereby be deemed an associate of FMR Co.; Abigail P. Johnson owns in excess of 10% of the voting stock of FMR Corp. and may thereby be deemed an associate of FMR Co. Mr. Johnson is also chairman of FIL and owns in excess of 20% of the voting power of FIL. By reason of its status as a "related body corporate," FMR Corp. may be deemed an associate (as such term is defined in Section 11 of Division 2 of Part 1.2 of the Australian Corporations Law) of FMR Co. By reason of the ownership of the "prescribed

percentage" of FMR Corp. and of FIL, Edward C. Johnson 3d may be deemed the holder of relevant interest in the subject shares and a substantial shareholder. By reason of the ownership of the "prescribed percentage" of FMR Corp., Abigail P. Johnson may be deemed the holder of relevant interest in the subject shares and a substantial shareholder.

However, neither FMR Corp. nor Edward C. Johnson 3d nor Abigail P. Johnson has power to vote or direct the voting of, or to dispose or direct the disposition of, the subject shares. FMR Co. carries out such voting under written guidelines established by the Board of Trustees of the Funds which are the registered holders. FIL has the power to vote and dispose of the shares which it advises.

(f) Particulars of any additional benefit that any person from whom a relevant interest was acquired has, or may, become entitled to receive, whether on the happening of a contingency or not, in relation to that acquisition, other than the valuable consideration mentioned in paragraph 1 are as follows:

None.

C. Particulars of each relevant interest after the change in relevant interests because of which this notice is required to be given.

(a) (i) Name and address of holder of relevant interest:

Name	Address
Fidelity International Limited (FIL)	Pembroke Hall 42 Crow Lane P.O. Box HM 670 Hamilton HM CX Bermuda

(ii) Number and description of voting shares of each class of shares in the company in which relevant interest is held:

Holder of Relevant Interest	Number and description of voting shares in which relevant interest held	
FIL	12,482,800	Ordinary Shares

- *Please note: This number includes the 12,482,800 ordinary shares registered in the name of Fidelity Funds – European Smaller Company.*

(iii) Name and address of each person entitled to become registered as holder of voting shares after change:

Name	Address
(a) Funds Managed by FMR Co.	As above.
(b) Funds Managed by FMTC	As above.
(c) Funds Managed by FIL Fidelity Funds – European Smaller Company	As above.

(b) The total number of voting shares of each class of shares in the company in which the substantial shareholder and his or her associates hold relevant interests, being shares to which the substantial shareholder is entitled, is:

12,482,800 Ordinary Shares

(c) The numbers of voting shares of each class of share in the company specified in accordance with paragraph (b) are the following percentages of the total numbers of voting shares of these classes:

FMR Co.	0%
FMTC	0%
FIL	7.42%
Total	*7.42%*

DATED on 6th of September, 2002.

By [signature]
Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated
December 30, 1997, by and on behalf of FMR Corp.
and its direct and indirect subsidiaries, and
Fidelity International Limited and its
direct and indirect subsidiaries.

(1) If none, state accordingly.

(2) Where paragraph 709(3)(c) applies, a copy of the contract, scheme or arrangement, or where applicable, a memorandum giving full particulars of the contract, scheme, arrangement or other circumstance, must be annexed to this form together with a statement in writing certifying the copy or memorandum.

(3) Indicate clearly to which group of voting shares the qualification applies.

---

1. This form must contain particulars of relevant interests held by a person or his or her associates at this date on which that person became a substantial shareholder. Notice of any change in those particulars must be given, if required, in accordance with Form 604 or 605, prescribed for the purposes of subsection 710(3) or 711(3) of the Corporations Law, as the case may be.

2. For the purposes of completing this form, where the voting shares of a company are not divided into 2 or more classes, those shares must be taken to constitute a class.

3. Where there is insufficient space on this form to furnish the required Information, the information is to be shown in a separate annexure.

4. Requirements relating to annexures are set out in regulation 1.06.

Schedule A

Virotec International Limited

BUYS				SELLS				
Fund	Date	Shares	Price	Fund	Date	Shares	Price	
				F/EPM	09/05/02	175,000	0.19372	$/Share
Total Buys		**0**		**Total Sells**		**175,000**		

Please note: The following abbreviations in the fund column can be defined as follows:

F/EPM Fidelity Funds - European Smaller Company

RECEIVED 10-SEP-02 01:57 FROM-6174760363 TO-KPMG PAGE 08